SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period December 24, 2003 to January 5, 2004

Pengrowth Energy Trust

(Translation of Registrant’s Name Into English)

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     ]

DOCUMENTS FURNISHED HEREUNDER
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing the completion of the acquisition of the interest in the SOEP platforms.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

January 5, 2004	By:	“Gordon M. Anderson” Name: Gordon M. Anderson Title: Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST COMPLETES ACQUISITION OF INTEREST IN THE SOEP PLATFORMS

(Calgary, December 31, 2003) /CNW/ – Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced today that it has closed the previously announced acquisition of an 8.4% working interest in the Sable Offshore Energy Project (“SOEP”) offshore platforms and associated sub-sea field gathering lines from Emera Offshore Energy Inc., and has exchanged its royalty interest for a working interest in the SOEP reserves.

As a result, Pengrowth now holds an 8.4% interest in the total SOEP project, including the natural gas and liquids reserves and the related infrastructure required to transport and process the gas and liquids production, and will participate directly in the SOEP project along with the other SOEP owners.

Combined with the acquisition of the onshore processing facilities in May, the current purchase results in a reduction of Pengrowth’s SOEP processing fees and associated costs of approximately Cdn $30 million annually.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Bob Hodgins, Chief Financial Officer, Calgary E-mail: rbh@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191